September 12, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Stacie Gorman/ Ms. Brigitte Lippmann

Re:	La Rosa Holdings Corp.

Amendment No. 12 to Registration Statement on Form S-1

Filed September 1, 2023

File No. 333-264372

Dear Ms. Gorman and Ms. Lippmann:

On behalf of La Rosa Holdings Corp. (the “Company”), we have set forth below the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of September 12, 2023 with respect to the Company’s Amendment No. 12 to Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 13 to the Registration Statement on Form S-1 (the “Form S-1/A”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 12 to Registration Statement on Form S-1

Part II. Information not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-6

1. We note that, with respect to the exercise of the representatives warrants, you have assumed that there will be a sufficient number of shares at the time of the exercise. Please remove this assumption, as it goes to a material fact underlying the opinion. Please see Staff Legal Bulletin 19, Section II.B.3.a.

The Company has attached an updated legality opinion as exhibit 5.1 to the Form S-1/A.

We trust that the above is responsive to your comment.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP
rcarmel@cmflllp.com